UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form N-SAR
☐ Form N-CSR

For period ended: June 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

WorldGate Communications, Inc.
_________________________________________________________________________________________________________________________
Full Name of Registrant

_________________________________________________________________________________________________________________________
Former Name if Applicable

3800 Horizon Blvd., Suite 103
_________________________________________________________________________________________________________________________
Address of Principal Executive Officer (Street and Number)

Trevose, PA 19053
_________________________________________________________________________________________________________________________
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort of expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be file on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant requires additional time to finalize its Quarterly Report on Form 10-Q for the period ended June 30, 2011within the prescribed time period due to the previously announced reduction in the registrant’s workforce resulting in the need for additional time to prepare the financial statement disclosure and to review the financial statement disclosure with its independent public accounting firm.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Allan M. Van Buhler	(215)	354-5376
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter)period that the registrant was required to file such reports) been filed? If answer is no, identify reports).
Yes  ☑     No  ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes  ☐     No  ☑

If so, attach an explanation of the anticipated change, both narratively and quantitively, and if appropriate, state the reasons why a reasonably estimate of the results cannot be made.

WorldGate Communications, Inc.
________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2011	By:	/s/ Allan M. Van Buhler
Name: Allan M. Van Buhler